

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 25, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael D. Pruitt
 Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

> **Re: Chanticleer Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-29507**

Dear Mr. Pruitt:

        We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief